Infosys Technologies Limited
Regd. Office Electronics City, Hosur Road
Bangalore 560 100, India
Tel: 91 80 2852 0261 Fax: 91 80 2852 0362
www.infosys.com
VIA EDGAR AND FACSIMILE
March 13, 2009
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C., 20549
Attention: David L. Orlic, Special Counsel

RE:	Infosys Technologies Limited
Form 6-K
Filed January 22, 2009
File No. 000-25383
Dear Mr. Orlic:
Infosys Technologies Limited (“Infosys”, the “Company” or “we”) respectfully submits this correspondence to the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”), in response to the Commission’s letter dated February 20, 2009 (the “Comment Letter”), which included a comment related to our filing on January 22, 2009 of the Company’s Quarterly Report on Form 6-K for the three months ended December 31, 2008. We wish to draw your attention to the fact that the Comment Letter was received by us on March 10, 2009, subsequent to the expiry of the period stipulated therein for sending our response (i.e., 10 business days after the date of the Comment Letter), thereby resulting in a delay in our response. In the circumstances, we respectfully request the Staff’s understanding for the delay in our response.
To facilitate your review of the Company’s responses to the comments by the Staff as set forth in the Comment Letter, we have reproduced below the Staff’s comment followed by our response.

Part I — Financial Information
Item 4. Controls and Procedures
1.	You make the general statement in this section that disclosure controls and procedures can provide only reasonable assurance that their objectives are met. This statement is consistent with comment 7 of our letter dated May 29, 2008, relating to your Form 20-F for the fiscal year ended March 31, 2008, in which we asked that you consider putting into appropriate context the conclusions of your chief executive officer and chief financial officer that your disclosure controls and procedures were effective at the “reasonable assurance” level. However, the effectiveness conclusion in your Form 6-K is not given at the “reasonable assurance” level. Please confirm that in future filings you will state your officers’ conclusions at the “reasonable assurance” level, if you determine to retain the general disclosure regarding the assurance level of disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

We respectfully acknowledge the Staff’s view that we should state our officers’ conclusions at the “reasonable assurance” level in our future submissions of periodic reports with the Commission. We also note the requirements of Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238. We respectfully submit to the Staff that in all our future filings, we will state our officers’ conclusions at the “reasonable” assurance level if we determine to retain the general disclosure regarding the assurance level of disclosure controls and procedures. Accordingly, we confirm to the Staff that, should our officers conclude that our disclosure controls and procedures are effective based on their evaluation as of the end of a period, we will rephrase the second paragraph of our disclosure under the Disclosure Controls and Procedures section of our periodic reports as set forth below:

“Based on their evaluation as of the end of the period covered by this [Quarterly Report on Form 6-K] [Annual Report on Form 20-F], our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.”

Acknowledgement:
     In connection with the foregoing response to the Comment Letter, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Quarterly Report on Form 6-K for the three months ended December 31, 2008;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Quarterly Report on Form 6-K for the three months ended December 31, 2008; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or concerns with respect to the foregoing, please contact V. Balakrishnan at +91-80-2852 0440, or by facsimile at +91-80-2852 0754, or Samuel Mani Kallupurakal at +91-80-4116 7419 or by facsimile at +91-80-4110 2554.
Sincerely,

S. Gopalakrishnan
Chief Executive Officer
Infosys Technologies Limited

Cc:	V. Balakrishnan, Chief Financial Officer, Infosys Technologies Limited
Samuel Mani Kallupurakal, Head of Legal, Infosys Technologies Limited
Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, P.C.
Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.

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